November 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Co-Diagnostics, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-249651

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Company’s above-referenced Registration Statement be accelerated so that the same will become effective at 2:00 P.M. (EST) on November 5, 2020, or as soon thereafter as is practicable.

Very truly yours,

CO-DIAGNOSTICS, INC.

By:	/s/ Dwight H. Egan
Name:	Dwight H. Egan
Title:	President, Chief Executive Officer and Chairman of the Board of Directors